From: Gaines, Jonathan <Jonathan.Gaines@dechert.com>
To: minored@sec.gov; longj@sec.gov
Subject: Carey Credit Income 2017 T Blackline

Good morning:

As requested, please find attached a blackline of the Carey Credit Income 2017 T N-2 filed on September 20th against the version we had previously sent to your attention on September 7th (Exhibit D).

Please do not hesitate to contact us if you have any questions or if you would like to discuss.

Regards,
-Jon

Jonathan H. Gaines
Dechert LLP
+1 212 641 5600 Direct
+1 212 698 0446 Fax
jonathan.gaines@dechert.com
www.dechert.com

From: Gaines, Jonathan
To: minored@sec.gov
Cc: Adrain Bryant; Horowitz, Richard
Subject: Carey Credit Income Fund 2017 T -- Undertaking In Connection with Registration Statement

Dominic:

Good afternoon, per our earlier discussions, I hereby confirm that Carey Credit Income Fund 2017 T will undertake via a 497 filing to update its prospectus to reflect that the Master Fund does not anticipate issuing preferred stock within 12 months of the date of the prospectus.

Please do not hesitate to contact us if you have any questions or if you would like to discuss further.

Regards,
-Jon

Jonathan H. Gaines
Dechert LLP
+1 212 641 5600 Direct
+1 212 698 0446 Fax
jonathan.gaines@dechert.com
www.dechert.com